June 14, 2019

Via EDGAR Correspondence Filing

Jay Williamson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Managed Duration Municipal Income Fund, Inc. (the “Fund”) File Nos. 333-230421, 811-23434

Dear Mr. Williamson:

We received your comments provided by telephone conference on June 12, 2019 regarding the registration statement for the above captioned Fund (the “Registration Statement”). This letter serves to respond to those comments. For your convenience, we have attached a marked copy of the changed pages in the Prospectus forming part of the Registration Statement to show you the revisions being made in response to your comments, as will be reflected in a forthcoming pre-effective amendment to the Registration Statement.

Cover Page

1.	Footnote 2 to the Pricing Table states that “the Fund has agreed to reimburse the underwriters for certain expenses in connection with this offering.” However, other disclosure throughout the Prospectus states that investors will not be charged a sales load, which appears to be inconsistent with the prior disclosure. Please explain or revise.

Response: The Prospectus has been revised to remove the above-referenced statement regarding reimbursement of underwriters by the Fund.

2	We note that you have added disclosure to the Cover Page that the Adviser and its employees have indicated interest in purchasing shares in the offering. We note there is identical disclosure repeated in the Prospectus Summary. In order to reduce the length of the Prospectus, please consider whether including the duplicative disclosure on the Cover Page is appropriate.

Response: The above-referenced disclosure has been removed from the Cover Page.

Prospectus Summary

3.	We note your response to Comment 6 from our letter dated April 18, 2019. We reiterate that the risk disclosure, particularly the risk disclosure in the Prospectus Summary, is long, complex and repetitive and may impede an investor from understanding the essential information in the Prospectus. Please review and revise as appropriate.

Response: The Prospectus Summary has been revised as requested.

4.	Please revise the “Managed Duration Strategy” sections of the Prospectus to discuss how the Adviser will manage the Fund’s duration relative to the Index (e.g., on what basis will the Adviser seek a duration that is different than the Index) and to clarify what strategies and investment types the Adviser intends to use in managing the duration of the Fund in such manner.

Response: The Prospectus has been revised as requested.

Summary of Fund Expenses

5.	The hypothetical expense example appears to reflect a 2.0% sales load but no sales load has been disclosed in the Prospectus. Please explain or revise.

Response: There is no sales load payable by the Fund. However, the example had inadvertently included a higher expense assumption and has been revised in the Prospectus.

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We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc:	Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.